EXHIBIT 3

For Immediate Release
Contact:
Bridget Smith Third Avenue Management LLC 622 Third Avenue, 32nd Floor New York, NY 10017 212-906-1164
Third Avenue Management Succeeds in Bid for Additional Shares of Catalyst Paper Corporation
October 23, 2006, New York NY — Third Avenue Management LLC (“TAM”) today announced that it has been successful in the offer (“Offer”) to acquire up to 39,000,000, or 18.17%, of the outstanding common shares (“Shares”) of Catalyst Paper Corporation (“Catalyst”). A total of approximately 53,925,000 Shares, representing 25.1% percent of the issued and outstanding Shares, was tendered to the Offer. Since more than the maximum number of Shares for which the Offer was made have been deposited, the Shares to be purchased from each Catalyst shareholder will be determined on a pro rata basis.
The bid has enabled TAM to increase substantially the investment made in Shares by TAM on behalf of its participating client accounts. Upon taking up the Shares, Third Avenue International Value Fund, together with other client accounts managed by TAM, will beneficially own 81,503,313 Shares, representing approximately 37.97% of the issued and outstanding Shares. TAM exercises control or direction over the Shares as portfolio manager. TAM has authority to vote approximately 95% of such Shares.
TAM has instructed the Depositary for the Offer, Computershare Investor Services Inc., that CTOE LLC, an acquisition vehicle formed at the request of TAM, will take up all of the Shares deposited under the Offer on behalf of the participating client accounts. The Shares will be immediately transferred to these client accounts. Payment to Shareholders who deposited their Shares under the Offer will be made by the Depositary as soon as reasonably practical.
For purposes of the Offer, CTOE LLC, TAM, Third Avenue International Value Fund, Third Avenue Small-Cap Value Fund and Third Avenue Variable Series Trust may be deemed or treated as acting jointly or in concert in connection with the Offer. This statement does not constitute an admission that, for legal purposes, these Funds are joint actors with TAM or the Offeror.
Subject to compliance with applicable securities laws, TAM may in the future acquire control or direction over additional Shares, may sell Shares or may cease to exercise control or direction over Shares.

About TAM
TAM is an investment advisory firm that offers its services to mutual funds, private and institutional clients. TAM adheres to a disciplined bottom-up value investment strategy to identify investment opportunities in undervalued securities of companies with high quality assets, understandable businesses and strong management teams that have the potential to create value over the long term. TAM has approximately $25 billion in assets under management and offers value-oriented strategies, through mutual funds, separate accounts and alternative investment vehicles.
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Third Avenue International Value Fund: TAVIX
Third Avenue Small-Cap Value Fund: TASCX
Third Avenue Variable Series Trust
Catalyst Paper Corporation: CTL.TO
THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SOLICITATION OF ANY OFFER TO SELL SHARES IN ANY JURISDICTION. SUCH OFFER WILL BE MADE ONLY BY THE FORMAL OFFER AND THE OFFERING CIRCULAR. NO OFFER WILL BE MADE TO ANY PERSON IN A JURISDICTION WHERE SUCH OFFER IS NOT PERMITTED BY APPLICABLE LAW.
THIRD AVENUE FUNDS ARE OFFERED IN THE UNITED STATES BY PROSPECTUS ONLY AND ARE NOT QUALIFIED FOR DISTRIBUTION IN CANADA. PROSPECTUSES CONTAIN MORE COMPLETE INFORMATION ON ADVISORY FEES, DISTRIBUTION CHARGES, AND OTHER EXPENSES.